EXHIBIT 99.4
CONFIRMATION

(National Instrument 51-102)
Alberta Securities Commission
4th Floor, 300-5th Ave SW
Calgary, Alberta T2P 3C4

Dear Sirs/ Mesdames:

RE: Notice of Change of Auditor - Astris Energi Inc.

The undersigned, Anthony Durkacz, Vice President of Finance and Treasurer of Astris Energi Inc. (the “Corporation”), hereby confirms on behalf of the Corporation that the Board of Directors of the Corporation has reviewed (a) the Notice of Change of Auditor, (b) the letter from PricewaterhouseCoopers LLP, the former auditor of the Corporation, and (c) the letter from Danziger & Hochman Chartered Accountants, the successor auditor of the Corporation, a copy of each of which is attached hereto.

Dated at Mississauga, Ontario this 14th day of February, 2005.

On behalf of the Board of Directors,

Name: Anthony Durkacz
Title: Vice President of Finance and Treasurer